June 3, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed April 29, 2009
File No. 0-24796

Dear Mr. Spirgel,

We write in response to your letter of May 11, 2009. As per the conversation today of our counsel, Robert Kohl of Katten Muchin Rosenman LLP, with Michael Henderson, Staff Accountant, we confirm that we will respond to your letter on or before June 30, 2009.

We would also like to provide you with our current facsimile numbers for purposes of future correspondence. We would be grateful if you could fax copies of all such correspondence to each of the three numbers listed below:

CME Legal: +44 871 911 6274

CME Chief Financial Officer: +44 207 127 5801

Robert Kohl, Counsel: (212) 940-6557

Please do not hesitate to contact me at +44 207 127 5825 if you have any questions regarding the above.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.